UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GAMCO INVESTORS, INC.
(Name of Issuer)

CLASS A COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

361438104
(CUSIP Number)

Philip M. Halpern, Esq.
Collier, Halpern, Newberg, Nolletti & Bock, LLP
One North Lexington Avenue
White Plains, New York 10601
(914) 684-6800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 361438104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

	Frederick J. Mancheski

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only ________________

4.	Source of Funds (See Instructions)	OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	USA

Number of	7.	Sole Voting Power	1,845,739
Shares Bene-
ficially by	8.	Shared Voting Power	0
Owned by
Each	9.	Sole Dispositive Power	1,845,739
Reporting
Person With	10.	Shared Dispositive Power	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person

	Frederick J. Mancheski		1,845,739

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 24.8%

14.		Type of Reporting Person (See Instructions)
	IN

EXPLANATORY STATEMENT

This Amendment No. 3 to Schedule 13D is being filed by Frederick J. Mancheski (the “Reporting Person”) to report that, as a result of a conveyance by the Reporting Person of 55,000 shares of his Class A Common Stock on December 31, 2007, to The Mancheski Foundation, Inc., the Reporting Person’s beneficial ownership of shares has decreased to 1,845,739 shares, and that the Reporting Person’s actual percentage ownership of Class A Common Stock has decreased to 24.8%. The Reporting Person has not acquired beneficial ownership of any additional shares of the Issuer's Common Stock since the Reporting Person filed Amendment No. 2 to Schedule 13D on January 11, 2007.

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (the “Statement”) relates to the acquisition by Frederick J. Mancheski, an individual citizen of the United States, of shares of the Class A Common Stock, par value $.001 per share (the “Common Stock”), of Gamco Investors, Inc., a New York corporation (the “Issuer”), the address of the principal executive offices of the Issuer is One Corporate Center, Rye, New York 10580.

ITEM 2. IDENTITY AND BACKGROUND.

(a)     The name of the filing person is Frederick J. Mancheski
(b)     Residence address for Frederick J. Mancheski:

1060 Vegas Valley Drive
Las Vegas, Nevada 89109

(c)     Mr. Mancheski is retired.

(d-e) During the last five years, Mr. Mancheski has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or causing him to be subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)     Mr. Mancheski is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Mancheski acquired 2,091,450 shares of Common Stock as part of the consideration paid to him in connection with the settlement (the “Settlement”) of an action (the “Action”) pending in the Supreme Court of the State of New York, captioned Frederick J. Mancheski and David M. Perlmutter v. Gabelli Group Capital Partners, Inc. (Index No. 18762/03). Mr. Mancheski acquired the other 19,815 shares (the “Prior Stock”) in open market transactions prior to April, 2006. On December 31, 2007, Mr. Mancheski conveyed, in conformance with Section IV of the Exchange and Standstill Agreement between Mancheski and GAMCO Investors Inc., dated May 31, 2006, 55,000 shares of his Common Stock to The Mancheski Foundation, Inc.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction is to effectuate the Settlement. Mr. Mancheski intends to review, from time to time, his investment in the Issuer on the basis of various factors, including but not limited to the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, Mr. Mancheski may decide to dispose of all or a portion of the Common Stock that he owns. He is restricted by certain agreements between him and the Issuer from acquiring more Common Stock for a period of approximately 10 years. Such agreements also restrict the number of Shares of Common Stock that Mr. Mancheski may sell for approximately two years from the date requiring the filing of this statement.

Except as set forth above, Mr. Mancheski has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)     Mr. Mancheski beneficially owns 1,845,739 shares of Common Stock, which represents 24.8% of the outstanding shares of Common Stock. The percentage of ownership is based on the number of shares outstanding as of October 31, 2007.

(b)     Mr. Mancheski does not currently share the power to vote or direct the vote, or to dispose or direct the disposition of the shares of Common Stock he beneficially owns with another person.

(c)     Mr. Mancheski has not sold any shares of Common Stock in the open market during the past 60 days.

(d)    N/A

(e)    N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The documents executed by Mr. Mancheski and the parties described herein include: (i) Exchange and Standstill Agreement (the “Exchange and Standstill Agreement”) between Mr. Mancheski and the Issuer dated as of May 31, 2006 by which, among other things, Mr. Mancheski agreed to exchange 2,071,635 Shares of the Issuer’s Class B Common Stock, $.001 par value, which Mr. Mancheski received in connection with the Settlement for the same number of shares of Common Stock; agreed not to acquire additional common stock of the Issuer; agreed to vote his shares of common stock of the Issuer in favor of Issuer’s management; and agreed to limit the sale of his Common Stock (other than the Prior Stock) to an amount equal to 1/24th of such stock during each of the 24 months following the date on which the Common Stock are registered pursuant to the Registration Rights Agreement, as hereinafter defined; (ii) Registration Rights Agreement (the “Registration Rights Agreement”) among Mr. Mancheski, David M. Perlmutter (the other plaintiff in the Action) and the Issuer dated as of May 31, 2006 by which the Issuer agreed to use best efforts to seek effective registration of the Common Stock (other than the Prior Stock) by December 31, 2006 and to keep such registration effective until the earlier of three years after its initial effectiveness or the date on which Mr. Mancheski has disposed of all of the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.      The Exchange and Standstill Agreement dated May 31, 2006 by and between Mancheski and the Company (incorporated herein by reference to Mancheski’s Schedule 13D, filed on June 22, 2006).

2.      The Registration Rights Agreement dated May 31, 2006 by and between GAMCO Investors, Inc., and Frederick J. Mancheski and David M. Perlmutter (incorporated herein by reference to Mancheski’s Schedule 13D, filed on June 22, 2006).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2007

/s/Frederick J. Mancheski
Frederick J. Mancheski